Exhibit 4.13
ASSUMPTION OF
SUBORDINATED NOTE DUE JUNE 3, 2018
This assumption agreement (this “Assumption”) is executed as of 8:00 A.M. New York Time on October 17, 2014 by Great Western Bancorp, Inc., a Delaware corporation (the “Successor Issuer”), and Great Western Bancorporation, Inc., an Iowa corporation (the “Issuer”).
WHEREAS, National Australia Bank New York Branch, a branch of National Australia Bank Limited (a corporation organized under the laws of the Commonwealth of Australia), is the registered holder of the $35,795,000 aggregate principal amount Subordinated Note due June 3, 2018 (the “Subordinated Note”) issued by Great Western Bancorporation, Inc., an Iowa corporation;
WHEREAS, in preparation for the expected initial public offering of common stock, par value $0.01 per share, issued by the Successor Issuer, the Issuer intends to merge with and into the Successor Issuer pursuant to the Agreement and Plan of Merger, dated as of October 8, 2014 (the “Merger Agreement”), between the Issuer and the Successor Issuer, with the Successor Issuer continuing as the surviving entity (the “Merger”);
WHEREAS, the Merger will become effective in accordance with the terms of the Merger Agreement as set forth in the certificate of merger to be filed in the office of the Secretary of State of Delaware and the articles of merger to be filed in the office of the Secretary of State of the State of Iowa (the time the Merger becomes effective being the “Effective Time”); and
WHEREAS, Section 4 of the Subordinated Note requires any entity with or into which the Issuer merges to expressly assume the due and punctual payment of the principal of and interest on the Subordinated Note.
NOW, THEREFORE, in compliance with Section 4 of the Subordinated Note, and in consideration of the covenants contained herein and intending to be legally bound hereby, the Successor Issuer agrees as follows:
1.Assumption of Performance.     Effective as of the Effective Time, the Issuer hereby expressly assigns, and the Successor Issuer hereby expressly assumes, (i) the due and punctual payment of the principal of and interest on the Subordinated Note, and (ii) the performance and observance of every provision of the Subordinated Note on the part of the Issuer to be performed or observed.
2.Governing Law. This Assumption shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles.
3.Successors and Assigns. This Assumption shall be binding upon the respective successors and assigns of the parties hereto.

4.Headings. The headings used in this Assumption are included for convenience only and shall not in any way affect the meaning or construction of any provision of this Assumption.
5.Counterparts. This Assumption may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
6.Notices to the Successor Issuer. All notices to the Successor Issuer shall be delivered in writing to P.O. Box 2345, 100 N. Phillips Ave., Sioux Falls, SD 57101; Attention: Corporate Secretary.
7.Termination. This Assumption will terminate and be of no further force and effect if the Merger Agreement is terminated for any reason or the Merger is otherwise not consummated.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Assumption to be duly executed as of the date first written above.

Great Western Bancorporation, Inc.

_/s/ Peter Chapman__________________________
Name:    Peter Chapman
Title:     Vice President & Chief Financial Officer

Great Western Bancorp, Inc.

_/s/ Ken Karels __________________________
Name:    Ken Karels
Title:    President & CEO

[Signature Page – GWBCI Assumption of Subordinated Note]